BUILDERS FIRSTSOURCE, INC.

EXECUTIVE AND KEY EMPLOYEE SEVERANCE PLAN

ARTICLE 1

PURPOSE AND TERM

1.1 Purpose. Builders FirstSource, Inc. (the “Company”) established this Builders FirstSource, Inc. Executive and Key Employee Severance Plan (the “Plan”) in order to provide transitional income to certain executive officers and key employees who are involuntarily terminated under certain conditions. The Plan supersedes all prior written or unwritten severance plans, notice plans, practices or programs offered to or established for participants by the Company providing severance pay or similar benefits, including individual employment contracts, change in control agreements or similar arrangements. The Company intends that this Plan qualify as and come within the various exceptions and exemptions under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, for an unfunded plan maintained primarily for a select group of management or highly compensated employees, and any ambiguities in this Plan shall be construed to effect that intent.

1.2 Term. The Plan shall generally be effective as of the Effective Date, subject to amendment from time to time in accordance with Section 8.2. The Plan shall continue until terminated pursuant to Article 8 of the Plan.

ARTICLE 2

DEFINITIONS

As used herein, the following words and phrases shall have the following meanings:

2.1 “Affiliate” means the Company and any other corporation or entity (including, but not limited to, a partnership or a limited liability company) that is affiliated with the Company through stock or equity ownership or otherwise, and is designated as an Affiliate for purposes of this Plan by the Committee.

2.2 “Base Salary” means the amount a Participant is entitled to receive as wages or salary on an annualized basis as in effect from time to time, without reduction for any pre-tax contributions to benefit plans. Base Salary does not include bonuses, commissions, overtime pay or income from stock options, stock grants or other incentive compensation.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Cause“ as a reason for a Participant’s termination of employment shall mean a good faith determination by the Board that the Participant:

(i) has committed any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(ii) has committed any act of fraud, embezzlement or misappropriation, or engaged in material misconduct or breach of fiduciary duty against the Company (or any predecessor thereto or successor thereof);

(iii) has willfully failed to substantially perform such duties as are reasonably assigned to him or her in connection with his or her employment;

(iv) has unlawfully used (including being under the influence) or possessed illegal drugs on the Company’s premises or while performing his or her duties and responsibilities for the Company;

(v) materially fails to perform the duties required under his or her employment by, or other relationship with, the Company (it being agreed that failure of the Company to achieve operating results or similar poor performance of the Company shall not, in and of itself, be deemed a failure to perform Participant’s duties);

(vi) fails to comply with a lawful directive of the Board or Chief Executive Officer that is consistent with the Company’s business practices and Code of Ethics;

(vii) engages in (A) willful misconduct for which he or she receives a material and improper personal benefit at the expense of the Company, or (B) accidental misconduct resulting in such a benefit which he or she does not promptly report to the Company and redress promptly upon becoming aware of such benefit;

(viii) in carrying out his or her employment duties, has engaged in acts or omissions constituting gross negligence or willful misconduct resulting in, or which, in the good faith opinion of the Board, could be expected to result in, substantial economic harm to the Company; or

(ix) has failed for any reason to correct, cease or alter any action or omission that (A) materially violates or does not conform with the Company’s policies, standards or regulations (including, without limitation, any Company policy or rule related to discrimination or sexual and other types of harassment or abusive conduct), (B) constitutes a material breach of the Restrictive Covenant Agreement required under Article VI, or (C) constitutes a material breach of his or her duty of loyalty to the Company.

For purposes of the definition of “Cause”, “Company” shall include any subsidiary, business unit or affiliate of the Company. The Company shall provide written notice to the Participant of any act or omission that the Company believes constitutes grounds for

“Cause” pursuant to clause (v), (vi), (vii)(B) or (ix) above, and no such act or omission shall constitute “Cause” unless the Participant fails to remedy such act or omission within ten (10) days of the receipt of such notice; provided that such ten (10) day cure period shall not apply with respect to any matter that is incapable of cure within such period.

2.5 “Change in Control“ shall have the meaning set forth in the Company’s 2014 Incentive Plan, as may be amended from time to time, or any successor plan providing for the grant or award of equity-based compensation to the Company’s employees, officers and directors.

2.6 “Change in Control Severance Benefits” means the benefits payable in accordance with Sections 4.1 and 4.3 of the Plan.

2.7 “Change in Control Severance Multiple” means 2.5 for Tier I Participants, 2.0 for Tier II Participants and 1.0 for Tier III Participants.

2.8 “Code” means the Internal Revenue Code of 1986, as amended from time to time, and includes a reference to the underlying proposed or final regulations.

2.9 “Committee” means the Compensation Committee of the Board.

2.10 “Company” means Builders FirstSource, Inc., or its successor as provided in Section 10.7.

2.11 “Disability” of a Participant means that the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant’s employer. In the event of a dispute, the determination of whether a Participant is Disabled will be made by the Committee and may be supported by the advice of a physician competent in the area to which such Disability relates.

2.12 “Effective Date” means February 24, 2023.

2.13 “Employee” means any regular, full-time or part-time employee of the Company or any Affiliate. Where the context requires in connection with a Participant who is employed directly by an Affiliate, the term “Company” as used herein includes such Affiliate.

2.14 “Good Reason” means, as a reason for a Participant’s resignation from employment, the occurrence of any of the following without the consent of the Participant: (a) a material reduction by the Company or an Affiliate in the Participant’s Base Salary or

Target Annual Bonus as in effect on the Effective Date or as the same may be increased from time to time (other than an overall reduction in salaries or target annual bonuses of 10% or less that affects substantially all of the Company’s full-time employees); (b) a material diminution in the Participant’s authority, duties or responsibilities (a “Material Diminution”) (for the sake of clarity, (i) a change in reporting structure by itself does not constitute a Material Diminution, (ii) a change to a different position that is of comparable status within the Company does not constitute a Material Diminution, (iii) any changes generally implemented with regard to a broad group of senior executives does not constitute a Material Diminution, and (iv) any change consented to by the Participant is not a Material Diminution); (c) a material change in the geographic location at which the Participant is required to perform services (it being agreed that a required relocation of more than 50 miles shall be material); (d) a material breach by the Company of the Plan or the Participant’s acknowledgment and agreement regarding participation in the Plan; or (d) any failure by the Company to comply with Section 10.7 of the Plan. A termination by a Participant shall not constitute termination for Good Reason unless the Participant shall first have delivered to the Company, not later than 90 days after the initial occurrence of an event deemed to give rise to a right to terminate for Good Reason, written notice setting forth with specificity the occurrence of such event, and there shall have passed a reasonable time (not less than 30 days) within which the Company may take action to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by the Participant.

2.15 “Participant” means an Employee who has: (i) been designated by the Committee as a Tier I, Tier II or Tier III Participant in the Plan, and (ii) signed an acknowledgment and agreement regarding participation in the Plan.

2.16 “Plan” means this Builders FirstSource, Inc. Executive and Key Employee Severance Plan.

2.17 “Regular Severance Benefits” means the benefits payable in accordance with Sections 4.2 and 4.4 of the Plan.

2.18 “Regular Severance Multiple” means 2.0 for Tier I Participants, 1.5 for Tier II Participants and 0.5 for Tier III Participants.

2.19 “Target Annual Bonus” means, with respect to any Participant, the Participant’s target bonus opportunity under the Company’s annual incentive plan applicable to the Participant.

2.20 “Termination Date” means the date of the termination of a Participant’s employment with the Company as determined in accordance with Article 7.

ARTICLE 3

ELIGIBILITY

3.1 Participation. The Committee or the Board shall designate from time to time those Employees or classes of Employees who are Participants in the Plan. In the event the

Committee or the Board designates certain Participants by job title, position, function or responsibilities, an Employee who is appointed to such a position after the Effective Date of this Plan shall be a Participant upon the date he or she begins his or her duties in such position, unless otherwise determined by the Committee or the Board. The Board may add or remove individual Participants or classes of Participants at any time prior to a Change in Control; provided, however, that the removal of individual Participants or classes of Participants from the Plan shall not be effective for at least 12 months after notification to the Participants of such Committee or Board action. If a Change in Control occurs during such 12-month period, any such action to remove individual Participants or classes of Participants shall be null and void.

3.2 Duration of Participation. Subject to Article 4 and Article 8, an Employee shall cease to be a Participant in the Plan if (i) his or her employment is terminated under circumstances in which he or she is not entitled to Severance Benefits under the terms of this Plan, or (ii) prior to a Change in Control, he or she is removed as a Participant or ceases to be among the class of employees designated by the Committee or the Board as Participants, in accordance with Section 3.1. Notwithstanding the foregoing, a Participant who has terminated employment and is entitled to Severance Benefits under Article 4 shall remain a Participant in the Plan until the full amount of the Regular Severance Benefits or Change in Control Severance Benefits, as applicable, and any other amounts payable under the Plan have been paid to the Participant.

ARTICLE 4

SEVERANCE BENEFITS

4.1 Right to Change in Control Severance Benefits.

(a) A Participant shall be entitled to receive from the Company Change in Control Severance Benefits in the amount provided in Section 4.3 if, within the 3-month period prior to or the 24-month period following a Change in Control, (i) the Participant’s employment with the Company or any Affiliate is terminated by the Company without Cause (other than by reason of the Participant’s death or Disability) or (ii) the Participant’s employment is terminated by the Participant for Good Reason within a period of 90 days after the occurrence of the event giving rise to Good Reason.

(b) If a Participant’s employment is terminated by the Company or an Affiliate without Cause more than 3 months prior to the occurrence of a Change in Control and if it can reasonably be shown that the Participant’s termination (i) was at the direction or request of a third party that had taken steps reasonably calculated to effect a Change in Control after such termination, or (ii) otherwise occurred in anticipation of a Change in Control, and in either case a Change in Control does, in fact, occur, then the Participant shall have the rights described in the Plan as if the Change in Control had occurred on the date immediately preceding the Termination Date.

(c) Notwithstanding anything to the contrary, no Change in Control Severance Benefits shall be provided to a Participant unless the Participant has executed and not revoked, within sixty (60) days after the Termination Date, a separation agreement, including a general release of claims, in a form to be provided by the Company (a “Release”).

4.2 Right to Regular Severance Benefits.

(a) A Participant shall be entitled to receive from the Company Regular Severance Benefits in the amount provided in Section 4.4 if (i) the Participant’s employment with the Company or any Affiliate is terminated (a) by the Company without Cause (other than by reason of the Participant’s death or Disability) or (b) by the Participant for Good Reason within a period of 90 days after the occurrence of the event giving rise to Good Reason, and (ii) the Participant’s termination of employment does not occur within the 3-month period prior to or the 24-month period following a Change in Control and the Participant is not otherwise entitled to receive Change in Control Severance Benefits pursuant to Section 4.1.

(b) Notwithstanding anything to the contrary, no Regular Severance Benefits shall be provided to a Participant unless the Participant has executed and not revoked, within sixty (60) days after the Termination Date, a Release. Any installment payments under Section 4.4(a)(ii) that would otherwise be payable prior to the effectiveness of the Release shall be accumulated and paid with the next installment payment that is otherwise due following the effectiveness of the Release. In addition, with respect to any Participant who serves on the Company’s Board of Directors, no Regular Severance Benefits shall be provided to such Participant unless and until the Participant resigns as a member of the Board of Directors.

4.3 Amount of Change in Control Severance Benefits. If a Participant’s employment is terminated in circumstances entitling him or her to Change in Control Severance Benefits as provided in Section 4.1, then, subject to Articles 5 and 6:

(a) the Company shall pay to the Participant in a single lump sum cash payment on the first regular payroll date that occurs more than 60 days after the Termination Date (or such later date as may be required by Section 9.3 of the Plan), the aggregate of the following amounts:

(i)
a pro rata annual bonus equal to the product of (A) the higher of Participant’s Target Annual Bonus for the year in which the Change in Control occurs or Participant’s Target Annual Bonus for the year in which the Termination Date occurs, and (B) a fraction, the numerator of which is the number of days in the current fiscal year through the Termination Date, and the denominator of which is 365;

(ii)
a severance payment equal to the applicable Change in Control Severance Multiple times the sum of (x) the Participant’s Base Salary (at the highest rate in effect for any period within three years prior to the Termination Date) and (y) the higher of Participant’s Target Annual Bonus for the year in which the Change in Control occurs or Participant’s Target Annual Bonus for the year in which the Termination Date occurs; and

(iii)
a lump sum cash payment equal to the monthly cost to provide group medical, dental, vision and/or prescription drug plan benefits sponsored by the

Company and maintained by the Participant as of the date of the Participant’s Termination Date, multiplied by (i) 30, in the case of a Tier I Participant, or (ii) 24, in the case of a Tier II Participant, or (iii) 12, in the case of a Tier III Participant. For purposes of this Section 4.2(a)(iii), the cost of such benefits will be calculated based on the “applicable premium” determined in accordance with Code Section 4980B(f)(4) and the regulations issued thereunder (less the 2% administrative fee and less the active-employee rate for such coverage) for the year in which the Termination Date occurs;

(b) all of the Participant’s equity or incentive awards outstanding on the Termination Date shall be governed by the plans under which they were granted and the agreements evidencing such awards, provided, however, that with respect to the Participant’s outstanding performance-based equity awards (and notwithstanding anything to the contrary contained in the plans under which such awards were granted and the agreements evidencing the awards), the level of achievement of all relevant performance goals shall be based on (i) actual achievement of performance goals for performance periods that were completed prior to the Termination Date, (ii) the greater of an assumed level of achievement of performance goals at “target” level or actual level of achievement of performance goals against pro rata target levels measured as of the Termination Date for performance periods that had commenced but were not completed prior to the Termination Date, and (iii) an assumed level of achievement of performance goals at “target” level for performance periods that had not commenced prior to the Termination Date; and

(c) to the extent not theretofore paid or provided, the Company shall timely pay or deliver, as appropriate, the Participant’s Base Salary and any accrued vacation pay through the Termination Date and all other benefits due to the Participant pursuant to any employee benefit plans or incentive plans maintained by the Company with respect to services rendered by the Participant prior to the Termination Date.

4.4 Amount of Regular Severance Benefits. If a Participant’s employment is terminated in circumstances entitling him or her to Regular Severance Benefits as provided in Section 4.2, then, subject to Articles 5 and 6:

(a) the Company shall pay to the Participant, the aggregate of the following amounts:

(i)
a pro rata annual bonus, payable at the same time annual bonus awards are payable to the Company’s other executive officers, in an amount equal to the product of (A) Participant’s annual bonus which he or she would have earned for the year in which the Termination Date occurs, determined based on the Company’s actual performance for the full fiscal year (and disregarding for this purpose any individual performance metrics), and (B) a fraction, the numerator of which is the number of days in the current fiscal year through the Termination Date, and the denominator of which is 365;

(ii)
a severance payment equal to the applicable Regular Severance Multiple times the sum of (x) the Participant’s Base Salary (at the highest rate in effect for any period within three years prior to the Termination Date) and (y) the higher of Participant’s Target Annual Bonus for the year in which the Change in Control occurs or Participant’s Target Annual Bonus for the year in which the Termination Date occurs, payable in a number of equal installments in accordance with the Company’s regular payroll procedures over a period of months equal to 24, in the case of a Tier I Participant; or 18, in the case of a Tier II Participant; or 6, in the case of a Tier III Participant (with the first of such payments occurring on the first regular payroll date that occurs more than 60 days after the Termination Date, or such later date as may be required by Section 9.3 of the Plan); and

(iii)
a lump sum cash payment equal to the monthly cost to provide group medical, dental, vision and/or prescription drug plan benefits sponsored by the Company and maintained by the Participant as of the date of the Participant’s Termination Date, multiplied by (i) 24, in the case of a Tier I Participant, or (ii) 18, in the case of a Tier II Participant, or (iii) 6, in the case of a Tier III Participant. For purposes of this Section 4.2(a)(iii), the cost of such benefits will be calculated based on the “applicable premium” determined in accordance with Code Section 4980B(f)(4) and the regulations issued thereunder (less the 2% administrative fee and less the active-employee rate for such coverage) for the year in which the Termination Date occurs;

(b) the Participant’s equity or incentive awards outstanding on the Termination Date shall be treated as follows (notwithstanding anything to the contrary contained in the plans under which such awards were granted and the agreements evidencing the awards):

(i) the Participant’s outstanding stock options, restricted stock units and other time-vesting equity awards shall become fully exercisable, and all time-based vesting restrictions on outstanding awards shall lapse as to a pro rata portion of the number of awards that otherwise would have become vested on the award’s next regularly scheduled vesting date based on continued employment (based on the length of time between the award’s last regularly scheduled vesting date and the award’s next regularly scheduled vesting date that has elapsed prior to the Termination Date); and

(ii) all of the Participant’s outstanding performance-based equity awards shall vest as to a pro rata amount of the target award based on the length of time within the performance period that has elapsed prior to the Termination Date, and shall be earned, if at all, based on the actual level of achievement of all relevant performance measures as of the end of the regular performance period, and shall be paid according to the regular payment schedule set forth in the applicable award agreement.

(c) to the extent not theretofore paid or provided, the Company shall timely pay or deliver, as appropriate, the Participant’s Base Salary and any accrued vacation pay through the Termination Date and all other benefits due to the Participant pursuant to any employee benefit plans or incentive plans maintained by the Company with respect to services rendered by the Participant prior to the Termination Date.

4.5 Full Settlement; No Mitigation. The Company’s obligation to make the payments provided for under this Plan and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Participant or others. In no event shall the Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Participant under any of the provisions of the Plan and such amounts shall not be reduced whether or not the Participant obtains other employment.

ARTICLE 5

EFFECT OF SECTIONS 280G AND 4999 OF THE CODE

5.1 Mandatory Reduction of Payments in Certain Events.

(a) Anything in this Plan to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of a Participant (whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payment to the Participant, a calculation shall be made comparing (i) the net benefit to the Participant of the Payment after payment of the Excise Tax, to (ii) the net benefit to the Participant if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax. In that event, the reduction of payments due hereunder shall be made in the order that would provide the Participant with the largest net after-tax benefit. The Participant shall at any time have the unilateral right to forfeit any equity grant in whole or in part.

(b) The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to Section 5.1(a)(i) and (ii) above shall be made by an independent, nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Company and the Participant (the “Determination Firm”) which shall provide detailed supporting calculations. Any determination by the Determination Firm shall be binding upon the Company and the Participant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which the Participant was entitled to, but did not receive pursuant to Section 5.1(a), could have been made without the imposition of the Excise Tax (“Underpayment”). In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant.

(c) In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Article 5 shall be of no further force or effect.

ARTICLE 6

RESTRICTIVE COVENANTS

6.1 Restrictive Covenant Agreement. As a condition to participating in the Plan, each Participant shall be required to execute and deliver to the Company a Restrictive Covenant Agreement in substantially the form attached hereto as Exhibit B (the “Restrictive Covenant Agreement”). For avoidance of doubt, any amounts or benefits payable pursuant to this Plan (except for any payment pursuant to Section 4.3(c) or 4.4(c) of the Plan) shall only be payable if the Participant has previously executed, delivered and not revoked the Restrictive Covenant Agreement.

ARTICLE 7

TERMINATION OF EMPLOYMENT

7.1 Written Notice Required. Any purported termination of employment, whether by the Company or by the Participant, shall be communicated by written notice to the other (a “Notice of Termination”).

7.2 Termination Date. In the case of the Participant’s death, the Participant’s Termination Date shall be his or her date of death. In all other cases, the Participant’s Termination Date shall be the date of receipt of the Notice of Termination or any later date specified therein within 60 days after receipt of the Notice of Termination.

ARTICLE 8

DURATION, AMENDMENT AND TERMINATION, CLAIMS

8.1 Duration. The Plan shall become effective as of the Effective Date, and shall continue until terminated by the Committee or the Board. Subject to Section 8.2, the Committee or the Board may terminate the Plan as of any date that is at least 12 months after the date of the Committee’s or the Board’s action. If any Participants become entitled to any payments or benefits hereunder during such 12-month period, this Plan shall continue in full force and effect and shall not terminate or expire with respect to such Participants until after all such Participants have received such payments and benefits in full.

8.2 Amendment and Termination. Subject to the following sentence, the Plan may be amended from time to time in any respect by the Committee or the Board; provided, however, that any amendment that would adversely affect the rights or potential rights of Participants shall not be effective for at least 12 months after the date of the Committee’s or the Board’s action; and, provided further, in the event that a Change in Control occurs within 12 months following an amendment to the Plan that would adversely affect the rights or potential rights of Participants, the amendment will not be effective. In anticipation of or in connection with or within three years following a Change in Control, the Plan shall not be subject to amendment, change, substitution, deletion, revocation or termination in any respect which adversely affects the rights of Participants without the consent of each Participant so affected. For the avoidance of doubt, removal of a Participant as a Participant (other than as a result of the Participant ceasing to be an Employee), a decrease in the

Participant’s Tier Level or any other reduction in payments or benefits shall be deemed to be an amendment of the Plan which adversely affects the rights of the Participant.

8.3 Form of Amendment. The form of any amendment or termination of the Plan shall be a written instrument signed by a duly authorized officer or officers of the Company, certifying that the amendment or termination has been approved by the Committee or the Board. Subject to Sections 8.1 and 8.2 above (i) an amendment of the Plan in accordance with the terms hereof shall automatically effect a corresponding amendment to all Participants’ rights and benefits hereunder, and (ii) a termination of the Plan shall in accordance with the terms hereof automatically effect a termination of all Participants’ rights and benefits hereunder.

8.4 Claims Procedure.

(a) A Participant may file a claim with respect to amounts asserted to be due hereunder by filing a written claim with the Committee specifying the nature of such claim in detail. The Committee shall notify the claimant within 60 days as to whether the claim is allowed or denied, unless the claimant receives written notice from the Committee prior to the end of the 60 day period stating that special circumstances require an extension of time for a decision on the claim, in which case the period shall be extended by an additional 60 days. Notice of the Committee’s decision shall be in writing, sent by mail to the Participant’s last known address and, if the claim is denied, such notice shall (i) state the specific reasons for denial, (ii) refer to the specific provisions of the Plan upon which such denial is based, and (iii) if applicable, describe any additional information or material necessary to perfect the claim, an explanation of why such information or material is necessary, and an explanation of the review procedure in Section 8.4(b).

(b) A claimant is entitled to request a review of any denial of his or her claim under Section 8.4(a). The request for review must be submitted to the Committee in writing within 60 days of mailing by the Committee of notice of the denial. Absent a request for review within the 60 day period, the claim will be deemed conclusively denied. The claimant or his or her representative shall be entitled to review all pertinent documents, and to submit issues and comments orally and in writing to the Committee. The review shall be conducted by the Committee, which shall afford the claimant a hearing and which shall render a decision in writing within 60 days of a request for a review, provided that, if the Committee determines prior to the end of such 60 day review period that special circumstances require an extension of time for the review and decision of the denial, the period for review and decision on the denial shall be extended by an additional 60 days. The claimant shall receive written notice of the Committee’s review decision, together with specific reasons for the decision and reference to the pertinent provisions of the Plan.

ARTICLE 9

CODE SECTION 409A

9.1 General. This Plan shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Plan is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Participant as a result of the application of Section 409A of the Code.

9.2 Definitional Restrictions. Notwithstanding anything in this Plan to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, by reason of a Change in Control or a Participant’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control or termination of employment, as the case may be, meet any description or definition of “change in control event” or “separation from service”, as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a Change in Control or termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “change in control event” or “separation from service”, as the case may be, or such later date as may be required by Section 9.3. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

9.3 Six-Month Delay Under Certain Circumstances. Notwithstanding anything in this Plan to the contrary, if any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Plan by reason of a Participant’s separation from service during a period in which he or she is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(a) if the payment or distribution is payable in a lump sum, the Participant’s right to receive payment or distribution of such non-exempt deferred compensation will be delayed until the earlier of the Participant’s death or the first day of the seventh month following the Participant’s separation from service; and

(b) if the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following the Participant’s separation from service will be accumulated and the Participant’s right to receive payment or distribution of such accumulated amount will be delayed until the earlier of the Participant’s death or the first day of the seventh month following the Participant’s separation from service, whereupon the accumulated amount will be paid or distributed to the Participant and the normal payment or distribution schedule for any remaining payments or distributions will resume.

For purposes of the Plan, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder, provided, however, that, as permitted in such regulations, the Company’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Board of Directors, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Plan.

9.4 Treatment of Installment Payments. Each payment of termination benefits under Sections 4.3 or 4.4 of this Plan, including, without limitation, each installment payment, shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

9.5 Timing of Reimbursements and In-kind Benefits. If the Participant is entitled to be paid or reimbursed for any taxable expenses under this Plan, and such payments or reimbursements are includible in the Participant’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of the Participant to reimbursement of expenses under any Section of this Plan shall be subject to liquidation or exchange for another benefit.

ARTICLE 10

MISCELLANEOUS

10.1 Legal Fees and Expenses. The Company shall reimburse all legal fees and related expenses (including the costs of experts, evidence and counsel) reasonably and in good faith incurred by a Participant if the Participant prevails on a material issue with respect to his or her claim for relief in an action by the Participant to obtain or enforce any right or benefit provided by this Plan. If a Participant is entitled to recover fees and expenses under this Section 10.1, the reimbursement of an eligible expense shall be made within 10 business days after delivery of the Participant’s respective written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require, but in no event later than March 15 of the year after the year in which such rights are established.

10.2 Employment Status. This Plan does not constitute a contract of employment or impose on the Participant or the Company any obligation to retain the Participant as an Employee, to change the status of the Participant’s employment, or to change the Company’s policies regarding termination of employment.

10.3 Nature of Plan and Benefits. Participants and any other person who may have rights hereunder shall be mere unsecured general creditors of the Company with respect to Severance Benefits due hereunder, and all amounts (other than fully insured benefits) shall be payable from the general assets of the Company.

10.4 Withholding of Taxes. The Company may withhold from any amount payable or benefit provided under this Plan such Federal, state, local, foreign and other taxes as are required to be withheld pursuant to any applicable law or regulation.

10.5 No Effect on Other Benefits. Severance Benefits shall not be counted as compensation for purposes of determining benefits under other benefit plans, programs, policies and agreements, except to the extent expressly provided therein or herein.

10.6 Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.7 Successors. This Plan shall bind any successor of or to the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the Company’s obligations under this Plan, in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The term “Company,” as used in this Plan, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Plan.

10.8 Assignment. This Plan shall inure to the benefit of and shall be enforceable by a Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If a Participant should die while any amount is still payable to the Participant under this Plan had the Participant continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the Participant’s estate. A Participant’s rights under this Plan shall not otherwise be transferable or subject to lien or attachment.

10.9 Enforcement. This Plan is intended to constitute an enforceable contract between the Company and each Participant subject to the terms hereof.

10.10 Governing Law. To the extent not preempted by ERISA, the validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of Delaware, without reference to principles of conflict of law.

10.11 Arbitration. Any dispute or controversy arising under or in connection with this Plan that cannot be mutually resolved by the Company and a Participant and their respective advisors and representatives shall be settled exclusively by arbitration in Dallas, Texas, in accordance with the rules of the American Arbitration Association before one arbitrator of exemplary qualifications and stature, who shall be selected jointly by an individual to be designated by the Company and an individual to be selected by the Participant, or if such two individuals cannot agree on the selection of the arbitrator, who shall be selected by the American Arbitration Association. The Company shall reimburse the Participant’s reasonable legal fees if he or she prevails on a material issue in arbitration.